As filed with the Securities and Exchange Commission on October 28, 2015

Registration No. 333-126286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2
To
Form S-8

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DOLLAR TREE, INC.

(Exact name of issuer as specified in its charter)

Virginia	**26-2018846**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, Virginia 23320
(Address of Principal Executive Offices) (Zip Code)

Dollar Tree, Inc. 2005 Employee Stock Purchase Plan
(Full Title of the Plan)

Bob Sasser
Chief Executive Officer
DOLLAR TREE INC.
500 Volvo Parkway
Chesapeake, Virginia 23320
(Name and address of agent for service)

(757) 321-5000
(Telephone Number, including area code, of agent for service)

Copies to:

J. Marc Fosse, Esq.
Trucker Huss APC
One Embarcadero Center
12th Floor
San Francisco, CA 94111
(415) 788-3111

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer" and "smaller reporting company" in rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐(Do not check if a smaller reporting company)   Smaller reporting company ☐

DEREGISTRATION OF UNISSUED SHARES

Dollar Tree, Inc. (the "Registrant") is filing this Post-Effective Amendment No. 2 to Registration Statement on Form S-8 to deregister certain securities previously registered by Registrant pursuant to its Registration Statement on Form S-8 (Registration No. 333-126286) filed with the Securities and Exchange Commission (the "Commission") on June 30, 2005 (the "Initial Registration Statement"). The Initial Registration Statement registered 1,000,000 shares of Registrant's common stock, par value $.01 (the "Common Stock"), for issuance pursuant to the Dollar Tree, Inc. 2005 Employee Stock Purchase Plan (the "Plan").

Pursuant to its terms, the Plan terminated on September 1, 2015, at which time no future awards were made under the Plan. Of the 1,000,000 shares registered under the Initial Registration Statement for the Plan, 429,568 shares remain available for issuance and are hereby deregistered.

This Post-Effective Amendment No. 2 to the Initial Registration Statement shall become effective upon filing in accordance with Rule 462 under the Securities Act.

SIGNATURES

       Pursuant to the requirements of the Securities Act, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chesapeake, Commonwealth of Virginia, on October 28, 2015.

Dollar Tree, Inc.

By: /s/ Bob Sasser

Bob Sasser
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Dollar Tree, Inc., a Virginia corporation, do hereby constitute and appoint Bob Sasser, Kevin S. Wampler and William A. Old, Jr., and each of them, as the lawful attorney-in-fact and agent with full power and authority to do any and all acts and things and to execute any and all instruments which such attorney and agent determine may be necessary or advisable or required to enable such corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all such attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bob Sasser Bob Sasser	Chief Executive Officer and Director (Principal Executive Officer)	October 8, 2015
/s/ Kevin S. Wampler Kevin S. Wampler	Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2015
/s/ Macon F. Brock, Jr. Macon F. Brock, Jr.	Director	October 8, 2015
/s/ Arnold S. Barron Arnold S. Barron	Director	October 8, 2015
/s/ Mary Anne Citrino Mary Anne Citrino	Director	October 8, 2015
/s/ H. Ray Compton H. Ray Compton	Director	October 8, 2015
/s/ Conrad M. Hall Conrad M. Hall	Director	October 8, 2015
/s/ Howard R. Levine Howard R. Levine	Director	October 8, 2015
/s/ Lemuel E. Lewis Lemuel E. Lewis	Director	October 8, 2015
/s/ J. Douglas Perry J. Douglas Perry	Director	October 8, 2015
/s/ Thomas A. Saunders III Thomas A. Saunders III	Director	October 8, 2015
/s/ Thomas E. Whiddon Thomas E. Whiddon	Director	October 8, 2015
/s/ Carl P. Zeithaml Carl P. Zeithaml	Director	October 8, 2015